                                                                   EXHIBIT 99.2
                                                               [English Summary]
                                                                  March 28, 2003

                              HANARO TELECOM, INC.

                        APPOINTMENT OF OUTSIDE DIRECTORS

      Name         Age            Education                Current post         Work experience       Term
      ----         ---            ---------                ------------         ---------------       ----

 Yong Hwan Kim(1)  60      Master, Graduate School        Lawyer, Law office    Chief Prosecutor,     3 years
                           of Law, New York               of Yong Hwan Kim      Daejeon Prosecutors'
                           University, U.S.A.                                   office

Wung Hae Lee(1)    60      Master, Graduate School        Vice President,       Vice President,       3 years
                           of International Studies,      Sungto Accounting     Sandong Accounting
                           Korea University, Korea        Corporation           Corporation

Sung Kyou Park(1)  63      Ph.D., Graduate School         Member of Korea       Morocco Regional      3 years
                           of Electronic Engineering,     Association of        Head, Daewoo Group
                           Texas Austin, U.S.A.           Telecommunications

Sa Hyeon Seo(2)    57      Ph.D. (Honorary),              Director, Korea       President &           3 years
                           Graduate School of             Information           CEO, Powercomm
                           Business Administration,       Technology
                           Soonchunhyang University       Research Institute

Sun Woo Kim(2)     61      Master of Business             Director, Korea       Member, Korean        3 years
                           Administration, Dankook        Broadcasting          Broadcasting
                           University, Korea              System                Commission

1.  Re-appointed at Hanaro Telecom's 6th Annual General Meeting of Shareholders.

2.  Newly appointed at Hanaro Telecom's 6th Annual General Meeting of
    Shareholders.

3.  Date of 6th AGM: March 28, 2003.

* The original Korean language version included a brief biography of each of the above directors. Such biographies have not been translated, as the biographies of the re-appointed directors have been disclosed in Hanaro Telecom's annual report on Form 20-F for the fiscal year ended December 31, 2001 filed with the SEC, and the biographies of the newly appointed directors will be disclosed in Hanaro Telecom's annual report on Form 20-F for the fiscal year ended December 31, 2002, to be filed with the SEC prior to June 30, 2003.